

August 17, 2012

Via E-mail
David W. Biegler
Chief Executive Officer
Southcross Energy Partners, L.P.
1700 Pacific Avenue
Suite 2900
Dallas, Texas 75201

> **Re:** **Southcross Energy Partners, L.P.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed August 8, 2012**
> **File No. 333-180841**

Dear Mr. Biegler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page F-1

1. Please update your financial statements and related financial information included in the prospectus in accordance with Rule 3-12 of Regulation S-X.

Exhibit Index

2. We note your response to prior comment 3. In an appropriate place in your filing, please describe the material terms of Southcross Energy LLC's organizational documents.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff

Attorney, at (202) 551-3535, or me, at (202) 551-3270 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Ryan J. Maierson
        Latham & Watkins LLP